Mail Stop 3561

								February 13, 2006

Mark L. Zusy
Structured Asset Securities Corporation
745 Seventh Avenue
New York, NY 10019


      Re:	Structured Asset Securities Corporation
		Amendment No. 1 to Registration Statement on Form S-3
		Filed January 18, 2006
		File No. 333-129480

Dear Mr. Zusy:

      	We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Prospectus Supplements

Important Notice about Information Presented in this Prospectus
Supplement and the Accompanying Prospectus, page S-ii
1. We reissue our prior comment 15 of our letter dated December 2, 2005. Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but it should not vary. Please revise.

Enhancement of Likelihood of Payment on the Certificates, page S-7

Limited Cross-Collateralization, page S-9
2. We note your response to our prior comment 18 of our letter dated
December 2, 2005. Please confirm that this structure will not constitute a series trust as described in Section III.A.2.c of the Regulation AB Adopting Release (Release No. 33-8518) and Item 1101(c)(2)(ii) of Regulation AB.

Optional Purchase of the Mortgage Loans, page S-13
3. The Division of Investment Management ("IM") has asked us to advise you that, on the basis of the information in your registration statement, it appears that you may be an investment company as defined by the Investment Company Act of 1940 ("1940 Act"). Accordingly, please explain why you should not be considered an investment company subject to registration and regulation under the
1940 Act.  If, for example, you intend to rely on the exception in
Section 3(c)(5)(C) of the 1940 Act, please confirm that each trust`s asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C).

Annexes
4. Please revise to specifically incorporate the Annex by reference.

Base Prospectus - All Loans

The Trust Funds, page 59

The Mortgage Loans, page 61
5. We note your responses to our prior comments 34 and 39 and we
clarify our comment.   Please confirm to us that in no eventuality
will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.
6. Please delete the Consumer Price Index.

7. We note your response to our prior comment 40. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB. Please confirm that you will file your agreements as promptly as possible and be in compliance with 1934 Act reporting requirements.
8. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Private Mortgage-Backed Securities, page 73
9. We note your disclosure that if all the conditions for the Private
Mortgage-Backed Securities described above are not met, the offering of the relevant Private Mortgage-Backed Securities itself will be registered as a primary offering of such securities under the Securities Act. Please provide bracketed disclosure and tell us how you plan to comply with the requirements of Rule 190(b) under the Securities Act for this possible aspect of the offering and using a shelf registration statement.

Derivatives, page 133
10. We note your response to our prior comment 99 and your revised disclosure. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting
Release  (Release Nos. 33-8518; 34-50905) and footnote 68.

Use of Proceeds, page 225
11. Please further explain to us what you mean by all of the securities issued by an issuing entity are initially owned by the depositor. Please also explain how the securities may be exchanged by the depositor for Primary Assets and whether those will be registered securities.

Part II

Signatures
12. We note your response to our prior comment 53 and your revision.
Please also revise to indicate who is signing as the principal executive officer.

Exhibits
13. It appears to us that the Form of Pooling and Servicing Agreement for HELOC Certificate Transactions does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3210 if you have any questions.


								Sincerely,



								Susan Block
								Attorney-Advisor

cc:	Via Facsimile (202) 775-8586
	John Arnholz
      McKee Nelson LLP
	1919 M Street
	Washington, DC 20036

Structured Asset Securities Corporation
February 13, 2006
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